

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

January 31, 2008

By facsimile to (909) 971-0456 and U.S. Mail

Ms. Brenda Pfeifer
President and Chief Executive Officer
Commercial E-Waste Management, Inc.
2510 Northland Drive
Mendota Heights, MN 55120

Re: Commercial E-Waste Management, Inc.
        Pre-effective Amendment 1 to Registration Statement on Form SB-2
        Filed January 23, 2008
        File No. 333-147193

Dear Ms. Pfeifer:

    We reviewed the filing and have the comments below.

General

1.   As appropriate, consider applicable requirements for updating the financial statements
        and the independent public accountant's consent.

2.   Effective February 4, 2008, the Commission has adopted a new system of disclosure
        rules for smaller companies filing periodic reports and registration statements. If
        Commercial E-Waste Management files an amendment to the registration statement on or
        after February 4, 2008, Commercial E-Waste Management must:

        • File an amendment on Form S-1.

        • Elect whether to keep the Form SB-2 disclosure format in the amendment for up
          to six months after the effective date of the new rules, August 4, 2008.

See Release No. 33-8876. For additional guidance, you may wish to refer to "A Small Entity Compliance Guide" that is available on the Commission's website at http://www.sec.gov/info/smallbus/secg/smrepcosysguid.pdf.

Directors, Executive Officers, Promoters and Control Persons, page 12

3.   Disclosure made in response to prior comment 12 that both Ms. Brenda Pfeifer and Mr. Eugene Pfeifer work for Commercial E-Waste Management on a full time basis is inconsistent with the disclosure in footnote (2) on page 13 that Commercial E-Waste Management expects Mr. Pfeifer to spend approximately 10-20 per week on its business affairs. Please reconcile the disclosures.

Business of Issuer, page 17

4.   Include in the registration statement the information that you provided us in response to prior comment 9: Commercial E-Waste Management "has not received significant recurring revenues from, nor has any long-term or guaranteed term contracts in place with, any customers…and does not believe it is dependent upon one or a few customers."

Distribution Methods of the Products and Services, page 17; Number of total employees and number of full time employees, page 19; and Operating Expenses, page 20

5.   Disclosures made in response to prior comment 2 that Commercial E-Waste Management has four salespersons, two of whom are its officers and directors, who work on a commission-only basis and are therefore not considered employees is inconsistent with disclosure under "The Company" on page 3 that Commercial E-Waste Management has contracted four independent, commission-based salespersons and has two officers, both of whom act as full time employees, and a sole director. Please reconcile the disclosures.

Undertakings, page 45

6.   Refer to prior comment 20. As requested previously, include the Rule 430C undertaking as required by Item 512(f)(2) of Regulation S-B.

Exhibits

7.   Refer to prior comment 22. The five exhibits filed with pre-effective amendment 1 to the registration statement are mistagged on the EDGAR system. Specifically:

    • Exhibits 10(a), 10(b), 10(c), and 10(d) are mistagged as exhibit 10 and are not tagged as exhibits 10(a), 10(b), 10(c), and 10(d).

- Exhibit 23(b) is mistagged as exhibit 23 and is not tagged as exhibit 23(b).

Note that the number used in the far left column of the exhibit table under Item 601 of Regulation S-B refers to the appropriate subsection in subparagraph (b) where a description of the exhibit can be found. Whenever necessary, alphabetical or numerical subparts are to be used to assign numbers to exhibits filed with a document. Further, the exhibits' tags on the EDGAR system are to conform to the numbers assigned to the exhibits in response to Item 27 of Form SB-2. Refer to the EDGAR Filer Manual for instructions, and revise. If you or your EDGAR filer requires technical assistance, please contact the EDGAR operations staff at the number listed in the manual.

8.   Notwithstanding the response to prior comment 23 that "There exists no other formal written agreement between the Registrant and its officers, sole director or any other party to provide additional financing to the Registrant," disclosure in the financial statements' note 3 states that if additional capital is required, Commercial E-Waste Management's president has agreed to provide funds as a loan over the next 12 month period. Where a registrant is party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-B if it were written, the registrant should provide as an exhibit to the registration statement a written description of the contract similar to that required for oral contracts or arrangements. Please revise or advise.

Closing

File an amendment to the SB-2 in response to the comments. To expedite our review, Commercial E-Waste Management may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Commercial E-Waste Management thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Commercial E-Waste Management and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

If Commercial E-Waste Management requests acceleration of the registration statement's effectiveness, Commercial E-Waste Management should furnish a letter at the time of the request in which it acknowledges that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Commercial E-Waste Management from its full responsibility for the adequacy and accuracy of the registration statement's disclosures.

- Commercial E-Waste Management may not assert our comments or the declaration of the registration statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that Commercial E-Waste Management provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on accounting comments to Tracey L. Houser, Staff Accountant, at (202) 551-3736 or Alfred P. Pavot, Jr., Staff Accountant, at (202) 551-3738. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3767.

Very truly yours,

Jennifer R. Hardy
Legal Branch Chief

cc: Savoy Financial Group, Inc.
Agent for Service, Commercial E-Waste Management, Inc.
6767 West Tropicana Avenue, Suite 207
Las Vegas, NV 89103

Randall V. Brumbaugh, Esq.
417 West Foothill Boulevard
PMB B-175
Glendora, CA 91741